SST- TECHNOLOGIES LLC
Notes to Financial Statements
For the Financial Year Ended December 31, 2017

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

Organization and Nature of Activities

SST-Technologies LLC is a company organized under the laws of the state of New Mexico. The company is the developer of the Anywhere Fridge

The company will conduct an equity crowdfund offering during the calendar year of 2018 for the purpose of raising operating capital. The company's ability to continue as a going concern or to achieve managements objectives may be dependent on the outcome of the offering or managements other efforts to raise operating capitol.

1. General Information

SST-Technologies LLC is a single member LLC is a single member LLC with main address in 108 CANYON VIEW COURT NE Albuquerque, Mexico.

The principal activity of the Company is the manufacturing of Anywhere Fridge and sale of the same product.

2. Significant Accounting Policies

The Company is using the accrual method of accounting. Revenue is generally recognized in the Income Statement as sales is completed. Expenses are recognized as it is incurred and paid.

Cost of the Inventory sold is valued at lower of cost or market and on a first in first out basis.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Stated of America ("GAAP")

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

The company had no cash equivalents at the December 31, 2017.

<u>Revenue Recognition</u>

The company will recognize revenue from sales of products or rendering services when the products or services have been delivered.

<u>Marketing & Advertising</u>

The company charges advertising cost to expense as incurred. Advertising costs were $1050.00 for the period ended December 31, 2017

<u>Research and Development</u>

Research and development costs are expensed as incurred and consist of direct an over-head related expenses. Expenditures to acquire technologies, which are utilized in research and development and have no alternative future use are expensed when incurred. Technology the company develops is expensed as incurred until technological feasibility is established, after which it is capitalized and amortized.

<u>Related Party Transactions</u>

For years ended December 2016 and December 2017, the Company's CEO has advanced capital respectively to the Company. These advances were made to fund the working capital requirements of the company. The related party payables are disclosed on the Balance Sheet.

For the years December 2016 and December 2017, we had no or very little consulting service fees paid, respectively, they were paid for prototype and advertising.

SST - TECHNOLOGIES LLC

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of Albuquerque	94.24
Checking-50966	25.05
Savings-50953	0.00
Total Bank Accounts	**$119.29**
Total Current Assets	**$119.29**
TOTAL ASSETS	**$119.29**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Advances from Members	32,275.00
Total Other Current Liabilities	**$32,275.00**
Total Current Liabilities	**$32,275.00**
Total Liabilities	**$32,275.00**
Equity	
Member's Draw	-20,999.89
Opening Balance Equity	103,584.63
Owner's Investment	2,392.42
Retained Earnings	-112,117.87
Net Income	-5,015.00
Total Equity	**$ -32,155.71**
TOTAL LIABILITIES AND EQUITY	**$119.29**

SST - TECHNOLOGIES LLC

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,015.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Advances from Members	10,080.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**10,080.00**
Net cash provided by operating activities	**$5,065.00**
FINANCING ACTIVITIES	
Member's Draw	-5,090.00
Net cash provided by financing activities	**$ -5,090.00**
NET CASH INCREASE FOR PERIOD	**$ -25.00**
Cash at beginning of period	144.29
CASH AT END OF PERIOD	**$119.29**

SST - TECHNOLOGIES LLC

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Cost of Goods Sold	2,610.00
Total Cost of Goods Sold	**$2,610.00**
GROSS PROFIT	$ -2,610.00
Expenses	
Advertising & Marketing	1,050.00
Bank Charges & Fees	115.00
Legal & Professional Services	1,100.00
Total Expenses	**$2,265.00**
NET OPERATING INCOME	$ -4,875.00
Other Expenses	
Other Miscellaneous Expense	140.00
Total Other Expenses	**$140.00**
NET OTHER INCOME	$ -140.00
NET INCOME	$ -5,015.00

SST - TECHNOLOGIES LLC

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of Albuquerque	94.24
Checking-50966	50.05
Savings-50953	0.00
Total Bank Accounts	**$144.29**
Total Current Assets	**$144.29**
TOTAL ASSETS	**$144.29**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Advances from Members	22,195.00
Total Other Current Liabilities	**$22,195.00**
Total Current Liabilities	**$22,195.00**
Total Liabilities	**$22,195.00**
Equity	
Member's Draw	-15,909.89
Opening Balance Equity	103,584.63
Owner's Investment	2,392.42
Retained Earnings	-88,489.59
Net Income	-23,628.28
Total Equity	**$ -22,050.71**
TOTAL LIABILITIES AND EQUITY	**$144.29**

SST - TECHNOLOGIES LLC

PROFIT AND LOSS

January - December 2016

	TOTAL
Income	
Crowdfunding Income	600.00
Total Income	**$600.00**
Cost of Goods Sold	
Cost of Goods Sold	13,276.52
Total Cost of Goods Sold	**$13,276.52**
GROSS PROFIT	**$ -12,676.52**
Expenses	
Advertising & Marketing	4,177.23
Bank Charges & Fees	90.00
Legal & Professional Services	950.00
Marketing Expense	2,720.00
Meals & Entertainment	62.78
Office Expense	989.14
Office Supplies	13.37
Parking Expense	63.00
Postage and Delivery	743.42
Rent & Lease	247.15
Repairs & Maintenance	265.97
Travel	110.00
Website and Internet	519.70
Total Expenses	**$10,951.76**
NET OPERATING INCOME	**$ -23,628.28**
NET INCOME	**$ -23,628.28**

SST - TECHNOLOGIES LLC

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-23,628.28
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Advances from Members	17,395.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	17,395.00
Net cash provided by operating activities	$ -6,233.28
FINANCING ACTIVITIES	
Member's Draw	-9,127.95
Net cash provided by financing activities	$ -9,127.95
NET CASH INCREASE FOR PERIOD	$ -15,361.23
Cash at beginning of period	15,505.52
CASH AT END OF PERIOD	$144.29